UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pharvaris N.V.
(Name of Issuer)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N69605108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N69605108	SCHEDULE 13G	Page 2 of 26

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 3 of 26

1	NAME OF REPORTING PERSON General Atlantic PH B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. N69605108	SCHEDULE 13G	Page 4 of 26

1	NAME OF REPORTING PERSON General Atlantic Coöperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. N69605108	SCHEDULE 13G	Page 5 of 26

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 6 of 26

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 7 of 26

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 8 of 26

1	NAME OF REPORTING PERSON General Atlantic Coöperatief, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 9 of 26

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. N69605108	SCHEDULE 13G	Page 10 of 26

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. N69605108	SCHEDULE 13G	Page 11 of 26

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. N69605108	SCHEDULE 13G	Page 12 of 26

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 13 of 26

1	NAME OF REPORTING PERSON General Atlantic GenPar, (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 14 of 26

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. N69605108	SCHEDULE 13G	Page 15 of 26

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 16 of 26

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,531,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,531,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N69605108	SCHEDULE 13G	Page 17 of 26

Item 1.	(a)	NAME OF ISSUER

Pharvaris N.V. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	General Atlantic, L.P. (“GA LP”);

(ii)	General Atlantic PH B.V. (“GA PH”);

(iii)	General Atlantic Coöperatief U.A. (“GA Coop UA”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”);

(v)	General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”);

(vi)	General Atlantic Partners (Lux) SCSp (“GAP Lux”);

(vii)	General Atlantic Coöperatief, L.P. (“GA Coop LP”);

(viii)	GAP Coinvestments III, LLC (“GAPCO III”);

(ix)	GAP Coinvestments IV, LLC (“GAPCO IV”);

(x)	GAP Coinvestments V, LLC (“GAPCO V”);

(xi)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”);

(xii)	General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”);

(xiii)	General Atlantic (Lux) S.à r.l. (“GA Lux”);

(xiv)	General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”); and

(xv)	GAP (Bermuda) L.P. (“GAP (Bermuda) LP”).

GAP (Bermuda) IV, GAP (Bermuda) EU, GAP Lux and GA Coop LP are collectively referred to as the “GA Funds.” GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “Sponsor Coinvestment Funds.”

CUSIP No. N69605108	SCHEDULE 13G	Page 18 of 26

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA PH and GA Coop UA is c/o General Atlantic, Prinsengracht 769, Amsterdam, 1017 JZ The Netherlands. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F Route d’Esch, L-1471 Luxembourg. The address of GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

(c)	CITIZENSHIP

(i)	GA LP – Delaware

(ii)	GA PH – The Netherlands

(iii)	GA Coop UA - The Netherlands

(iv)	GAP Bermuda IV - Bermuda

(v)	GAP Bermuda EU – Bermuda

(vi)	GAP Lux - Luxembourg

(vii)	GA Coop LP - Bermuda

(viii)	GAPCO III - Delaware

(ix)	GAPCO IV - Delaware

(x)	GAPCO V - Delaware

(xi)	GAPCO CDA - Delaware

(xii)	GA GenPar Lux - Luxembourg

(xiii)	GA Lux - Luxembourg

(xiv)	GenPar Bermuda - Bermuda

(xv)	GAP (Bermuda) LP – Bermuda

(d)	TITLE OF CLASS OF SECURITIES

Ordinary shares, par value €0.12 per share (the “ordinary shares”)

(e)	CUSIP NUMBER

N69605108

CUSIP No. N69605108	SCHEDULE 13G	Page 19 of 26

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of January 25, 2024, the Reporting Persons owned the following number of the Company’s common stock:

(i)	GA LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(ii)	GA PH owned of record 7,531,252 ordinary shares or 14.1% of the issued and outstanding ordinary shares

(iii)	GA Coop UA owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(iv)	GAP Bermuda IV owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(v)	GAP Bermuda EU owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(vi)	GAP Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(vii)	GA Coop LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(viii)	GAPCO III owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(ix)	GAPCO IV owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(x)	GAPCO V owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(xi)	GAPCO CDA owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(xii)	GA GenPar Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(xiii)	GA Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(xiv)	GenPar Bermuda owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

(xv)	GAP (Bermuda) LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares

CUSIP No. N69605108	SCHEDULE 13G	Page 20 of 26

GA PH is a wholly owned subsidiary of GA Coop UA. The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the shares of common stock held of record by GA PH. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. GAP (Bermuda) LP, which is controlled by the management committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda and GA Coop LP. GA LP, which is also controlled by the GA Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. As of the date hereof, there are eleven members of the GA Management Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares reported herein except to the extent that he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the GA Management Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 7,531,252 ordinary shares.

Percentage Owned:

All calculation of percentage ownership herein are based on an aggregate of 53,483,675 ordinary shares, consisting of 52,108,675 ordinary shares represented by the Company to be outstanding as of December 8, 2023 at the closing of the offering contemplated in the Prospectus Supplement filed with the Securities and Exchange Commission on December 7, 2023, pursuant to Rule 424(b)(5), and 1,375,000 ordinary shares that would result from the exercise of pre-funded warrants issued to GA PH in the same offering. In connection with such offering, GAP Bermuda IV filed a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with the U.S. Federal Trade Commission and the U.S. Department of Justice. On January 23, 2024, the applicable waiting period pursuant to the HSR Act expired. GA PH exercised the pre-funded warrants on January 25, 2024.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)	Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the ordinary shares as indicated on such Reporting Person’s cover page included herein.
(ii)	Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the ordinary shares that may be deemed to be owned beneficially by each of them as indicated on such Reporting Person’s cover page included herein.
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. N69605108	SCHEDULE 13G	Page 21 of 26

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. N69605108	SCHEDULE 13G	Page 22 of 26

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. N69605108	SCHEDULE 13G	Page 23 of 26

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PH B.V.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ J.V. Lepeltak
	Name:	J.V. Lepeltak
	Title:	Director B

GENERAL ATLANTIC COÖPERATIEF U.A.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ J.V. Lepeltak
	Name:	J.V. Lepeltak
	Title:	Director B

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner
By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. N69605108	SCHEDULE 13G	Page 24 of 26

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (LUX) SCSP

By:	GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC COÖPERATIEF, L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. N69605108	SCHEDULE 13G	Page 25 of 26

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. N69605108	SCHEDULE 13G	Page 26 of 26

GENERAL ATLANTIC GENPAR, (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
J. Albert Smith	535 Madison Ave, 31st Floor New York, New York 10022	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Lance D. G. Uggla	23 Savile Row London W1S 2ET United Kingdom	United Kingdom and Canada
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR